ITAÚSA – INVESTIMENTOS ITAÚ S.A. CNPJ. 61.532.644/0001-15 A Publicly Held Company	ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Held Company

Announcement to the Market

1. Itaúsa – Investimentos Itaú S.A. (“ITAÚSA”) and Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) announce that in order to terminate the reciprocal participation established by virtue of the association between the Itaú and Unibanco conglomerates, they have today signed purchase agreements for shares of their own issue with their controlled companies, Itaú Seguros S.A. (“ITAÚSEG”) and Itaú Vida e Previdência S.A. (“IVP”).

2. Through the intermediary of these contracts: (i) ITAÚSA has acquired 1,209,216 (one million, two hundred and nine thousand, two hundred and sixteen) preferred nominative shares of its own issue held by ITAÚSEG and 172,822 (one hundred and seventy-two thousand, eight hundred and twenty-two) preferred nominative shares of its own issue held by IVP, in the amount of R$15.2 million (this quantity represents 0.0485% of the company’s total free float);  and (ii) ITAÚ UNIBANCO has acquired 162,360 (one hundred and sixty-two thousand, three hundred and sixty) preferred nominative shares of its own issue held by ITAÚSEG and 23,100 (twenty-three thousand, one hundred) preferred nominative shares of its own issue held by IVP in the amount of R$7.0 million (this quantity already adjusted for a 10% stock dividend, implemented on August 28, 2009, representing 0.0074% of the company’s total free float).

3. All the above described shares were acquired at a pricing established on the basis of the quotation at the close of business on the BM&FBovespa as at November 26, 2009, being ITAÚSA Preferred (ITSA4) quoted at R$11.03 per  share and ITAÚ UNIBANCO Preferred (ITUB4) quoted at R$37.52 per share, and the private execution of their purchase and sale was duly authorized by the Brazilian Securities and Exchange Commission (CVM) on November 3, 2009  through official letter OFÍCIO/CVM/SEP/GEA-3/Nº955/09.

São Paulo-SP, November 27, 2009.

HENRI PENCHAS	ALFREDO EGYDIO SETUBAL
Investor Relations Officer	Investor Relations Officer
Itaúsa – Investimentos Itaú S.A.	Itaú Unibanco Holding S.A.